Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

02042219

02 JUN 27 AM 12:01

SUPPL

17th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 17th June 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

dlw 6/28

encl.

F:\WIN\PR-Announcement\PRelease\DFIH-corrs.doc\5

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor For immediate release

SALE OF WOOLWORTHS NEW ZEALAND

17th June 2002 – Dairy Farm International Holdings Limited announced today that it completed the sale of its wholly-owned subsidiary, Woolworths New Zealand Limited, to Progressive Enterprises Limited, a wholly-owned subsidiary of Foodland Associated Limited, on 16th June 2002.

Ronald J Floto, Group Chief Executive of Dairy Farm, commented that "The early completion has the benefit of shortening the transition period for Woolworths New Zealand's staff and suppliers, and allows the business to move forward promptly with its future development."

Dairy Farm is a leading pan-Asian food and drugstore retailer. At 31st December 2001, the Group and its associates operated some 2,200 outlets - principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants - employed some 58,800 people in the Region, and had 2001 total sales in excess of US$5 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1870

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong